SPECIALTY CONTRACTORS, INC.
1541 E. I-30
Rockwall, Texas 75087

November 5, 2010

Ms. Pamela Long
Mr. Ernest Greene
Ms. Lisa Haynes

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE:	Specialty Contractors, Inc.
Registration Statement on Form S-1
Filed April 14, 2010
File No. 333-166057

Dear Ms. Long, Mr. Greene and Ms. Haynes:

Following are responses to your comment letter dated August 10, 2010.

#1
Answer
We have updated the item numbers to conform with Regulation S-K.

#2
Answer
Item 501(b)(10)(iv) of regulation S-K requires us to use the legend ‘Subject to Completion’ if we plan to use the prospectus before the effective date of the registration statement. Since we will not be using the prospectus before the effective date of the registration statement, we have removed the legend ‘Subject to Completion’ because it is not applicable.

#3
Answer
A risk factor has been added to address the fact that we rely on a limited number of customers for our revenue and few of our customers are repeat customers.

#4
Answer
Many of the references to “Officers” have been changed. However, there are some references that we would like to leave plural, as our bylaws reference ‘officers’ and we would like to keep the terms consistent. We feel the current references to ‘officers’ do not make the reader think that there is more than one officer, but instead reinforce the terms within the Articles of Incorporation.

#5
Answer
We have updated our disclosures through September 30, 2010.

#6
Answer
Both Specialty Contractors, Inc. and our subsidiary, Texas Deco Pierre, LLC, were formed around the same time. Texas Deco Pierre, LLC was formed on October 15th, 2009, and Specialty Contractors, Inc. was formed on November 23rd, 2009.
Our subsidiary, Texas Deco Pierre, LLC was formed with the intent to make it the operating subsidiary of Specialty Contractors, Inc, which was done when we started operations in November. It is true that our sole officer and director did not have any experience in the industry, except for acting as a general contractor when constructing a building for his prior business.

#7
Answer
Our subsidiary was formed on October 15th, 2009, but began operations in November, 2009.

#8
Answer
We note your comment and have amended our ‘Description of Business’ section to explain our business as currently conducted.

#9
Answer
We note your comment and have explained why we believe the local and regional economies are healthy and have added additional detail to the subsequent paragraphs.

#10
Answer
We note your comment and have revised our disclosure to include the nature of the work performed.

#11
Answer
We have revised this disclosure, One or a Few Major Customers, for the year ended December 31, 2009 and for the nine months ended September 30, 2010 as we have updated all financial data and disclosures through September 30, 2010.

#12
Answer
We note your comment and have changed the caption to “Capitalization Table”.

#13
Answer
Our line-of-credit (“LOC”) with GCG Ventures (“GCG”) has a credit limit of $100,000 and an interest rate of 5% per annum.  The LOC is a revolving LOC with no payment terms and a due date of May 31st, 2012.

The LOC impacts our liquidity as we have the ability to draw up to a total of $100,000 and as of September 30, 2010 there was $22,511.22 credit available on the LOC as the balance was $77,488.78.  It provides the Company with a safety net while establishing and growing the business.

#14
Answer
We note your comment and have included a discussion on our results of operations from Inception to December 31, 2009.

#15
Answer
We note your comment and have removed the discussion of this non-GAAP measure.

#16
Answer
We have included a Revenue Recognition critical accounting policy and have explained how we estimate job costs and the percentage of completion (see below).  At the time of the preparation of the financial statements (at September 30, 2010 and December 31, 2009) sufficient time since the period end had passed that we were able to verify our estimates with actual results to ensure accuracy and completeness.

Revenue Recognition: We use the percentage of completion method of accounting for contracts in process in determining revenue.  The components in determining the percentage of completion are; 1) The Job quote, 2) The actual work completed, 3) The costs incurred, and 4) the amounts billed (or invoiced).

Underlying assumptions of a job quote: Each job quote is prepared based on customer expectations and there are three main components to a quote:

No. 1. Price: Each quote includes a 30% margin mark-up after calculating estimated costs (see material and labor costs below).

No. 2. Material Costs: At the time of preparing a quote we know the per unit cost of materials and can accurately estimate the amount of materials needed based on area (square footage) and scope of a job.  Material cost is estimated to be 30% of the contract.

No. 3. : Labor: We know our hourly labor rate and estimate the labor hours for a job based on type of work and area (square-footage).  Labor is estimated to be 40% of the contract.

At the end of an accounting period we review the actual work completed and calculate a completion percentage based on the job quote.  We then review the actual costs incurred through the end of the period and the amount of revenue invoiced and compare these amounts to an amount calculated by multiplying the completion percentage by the job quote estimates.  Any difference between the actual numbers and the completion percentage calculation is captured in Billings in Excess of Cost / Cost in Excess of Billings.  We also review the actual gross margin versus the estimated gross margin.

#17
Answer
Exhibit 99.1 is not an employment agreement, it is a contract agreement. The language in the Executive Compensation and Corporate Governance section has been updated to help clarify.

#18
Answer
We note your comment and have included the required information into both Note 4 to the financial statements and Transactions with Related Persons, Promoters and Certain Control Persons.

#19
Answer
We note your comment, and the financial statements have been updated in accordance with Rule 8-08 of Regulation S-X.

#20
Answer
We have clarified the 2009 period where $146 of depreciation expense was recognized (from inception to December 31, 2009).

#21
Answer
We have clarified which periods in which the $15,000 (three months ended March 31, 2010) and $5,342 (inception to December 31, 2009) were made.  The expense for the nine months ended September 30, 2010 was $30,469.  The related services were rendered during the time periods in which the expense recognized.

#22
Answer
We have clarified that the amounts presented for our weighted average outstanding shares and our loss for common shareholders represent both basic and diluted amounts.

#23
Answer
Our President has limited experience in the company’s industry and therefore we changed the risk factor to reflect the correction.

In past endeavors our President has built and remodeled buildings and therefore has experience in construction including purchasing materials and running labor crews.

We supplementary include a table that shows how we calculated Cost in Excess of Billings at December 31, 2009.  We do not have schedule for March 2010 or 2010 because there were no jobs in progress at that time.  Typically a job is completed within a given month.

Please see the following table estimates to actual costs.

Specialty Contractors, Inc.
Contract Estimate vs Actual Expenses
September 30, 2010

				Other	Estimated			Other	Actual
	Contract	Estimated	Estimated	Estimated	Gross	Actual	Actual	Actual	Gross
	Amount	Labor	Materials	Costs	Profit	Labor	Materials	Costs	Profit
Hawkins	33814	13600	10000	1750	8464	16220	10480	3940	3174
Maud	46500	18750	13950	3250	10550	21380	11850	4190	9080
Rodgers	32328	13000	9700	2250	7378	13800	8850	2030	7648
Rodgers 2	20895	8300	6250	1500	4845	8740	5560	2450	4145
Gunbarrell	20253	8100	6000	1500	4653	8500	5880	1980	3893
Beaumont	5519	2250	1500	500	1269	1400	800	600	2719
Dynacap	15600	6250	5000	1000	3350	5890	4450	1250	4010
Townsend (Baytown)	10000	4000	3000	750	2250	3640	2730	940	2690
Totals	184909	74250	55400	12500	42759	79570	50600	17380	37359

Actuals per Financial Statements	184909	79570	50600	17380

Difference	0	-5320	4800	-4880

Total cost variance - Labor	-5320
Total cost variance - Materials	4800
Total cost variance - Other	-4880
Total cost variance	-5400
Total contracts	184909

% costs were underestimated by:	-2.92%

#24
Answer
We note your comment and mean, Percentage of Completion.

Change orders: The timing of a change order to client approval is usually less than one week due to the hands on approach of the President, thus, there are no issues of revenue recognition from pending change orders.  If there was a delay at the end of an accounting period and there was no approval for a change order then the Company would not recognize any revenue related to that change order.

Claims:  If a claim is deemed to be ‘valid’ then it will be booked in the accounting period in which it was received.

#25
Answer
We have amended our cost of goods sold accounting policy footnote to explain that we include an allocation of depreciation expense in cost of goods sold.

#26
Answer
The line of credit and related pledge exhibits are included in this filing.

Please contact me with any further questions or clarification on the answers above.

Sincerely,

/s/  Charles Bartlett
Charles Bartlett
President